FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 0-30820

Tikcro Technologies Ltd.

(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X             Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____           No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The financial statements attached to the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-12904.

CONTENTS

This report on Form 6-K of the Registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release: Tikcro Technologies Reports 2010 First Quarter Results, dated June 23, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

By:/s/ Adam M. Klein
Date: June 24, 2010	Adam M. Klein for Eric Paneth, Chief
     Executive Officer, pursuant to
     authorization

                                                                                           EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press release: Tikcro Technologies Reports 2010 First Quarter Results, dated June 23, 2010.